

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

<u>Via E-mail</u>
Marc A. Stefanski
Chairman of the Board, President
and Chief Executive Officer
TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

> **Re: TFS Financial Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 24, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 9, 2011**
> **File No. 001-33390**

Dear Mr. Stefanski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010
Item 1. Business, page 3
Residential Real Estate Mortgage Loans, page 9

1.   We note your disclosure on page 11 that you sold loans to Fannie Mae and others
        providing normal and customary representations and warranties. In addition, we note that
        you believe you do not have material repurchase obligations associated with these loans.
        Please tell us and revise to disclose if you have repurchased any loans from Fannie Mae
        or others during fiscal year 2010 and the first six-months of fiscal year 2011.

2.   We note that here and throughout your filings you disclose that you did not adopt the loan
        origination requirement changes Fannie Mae made to their loan eligibility standards that
        became effective on July 1, 2010. Please revise your future filings to provide greater
        detail regarding what those changes were and why you chose not to adopt them as part of
        your underwriting policies and procedures.

Non-performing Assets and Restructured Loans, page 15

3.   We note you had non-accrual loans of $287.4 million and impaired loans with an unpaid
        principal balance of $341.8 million as of September 30, 2010, which included $90.6
        million of accruing troubled debt restructurings (TDRs). In addition, we note your policy
        on page 15 that if collection of principal or interest in full is in doubt a loan will be
        placed on non-accrual status. Also, we note you define an impaired loan on page 23 as a
        loan that it is probable you will be unable to collect the scheduled payments of principal
        and interest according to the contractual terms of the loan agreement. Please explain to
        us the significant difference between the impaired loan balance and the non-accrual loan
        balance. As part of your response, provide a reconciliation between the two balances.

Delinquent Loans, page 18

4.   We note from your home equity loans and line of credit tabular disclosure on page 21 that
        the percentage of home equity loans and lines 90 days or more delinquent were higher for
        those in repayment compared to those in the draw period. In addition, we note that you
        calculate the current CLTV based on the best available first mortgage and property
        values. Please respond to the following:

        •   Tell us whether you are able to track whether the first lien position is in default,
            regardless of whether you hold or service the first lien loan. If so, tell us the results of
            that data and consider providing disclosure of this information in future filings.

        •   Tell us and disclose the percentage of the home equity loans and lines portfolio where
            you also hold or service the first lien.

- Tell us whether the default and delinquency statistics for the home equity loans and lines where you also hold or service the first lien show a different trend than situations where you do not also hold or service the first lien loan.

- Explain to us how you consider the higher delinquency rate for home equity loans and lines in repayment status in your calculation of the allowance for loan losses for both these loans and the home equity lines in the draw period. Specifically, discuss if you have more than one home equity loan and line pool for your calculation.   If so, tell us the qualitative factors you consider for each pool (i.e. trend of higher delinquencies, etc.) and if the loss factors are weighted differently for each pool.

- Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity lines of credit.

- Tell us how you obtain the first mortgage information and property values to calculate the current CLTV and the frequency of which you update this information for those home equity loans and lines that are not 90 days or more past due. In addition, tell us how you use this information in your allowance for loan losses calculation.

- Tell us if you record a specific allowance on the home equity lines of credit that have a current CLTV greater than 100% if the loan is otherwise current and performing.

Prompt Corrective Action Regulations, page 39

5.   In future filings please include your actual capital ratios at your fiscal year end rather than simply stating that you meet the criteria for being considered "well-capitalized."

Recent Financial Reform Legislation, page 44

6.   Please tell us what impact you believe the Office of the Comptroller of the Currency's assumption and supervision of the Office of Thrift Supervision and other aspects of the Dodd-Frank Act will have on your operations going forward. In particular, please tell us the impact these changes will have on your liquidity and your ability to access the equity capital markets via a supplemental first step transaction or a full (second step) transaction.

Item 1A. Risk Factors, page 46
General

7.   Please provides us with a draft of a risk factor to be included in future filings discussing that your ability to reduce interest rate risk has been limited by the fact that you are no longer able to sell newly originated longer-term fixed rate residential loans to Fannie Mae

or Freddie Mac. Your draft disclosure should quantify the effect this inability to sell these newly originated loans will have on the company, including the decrease in the number of loans sold.

Note 1. Summary of Significant Accounting Policies, page 90
Allowance for Loan Losses, page 91

8.   We note your disclosure on page 92 that beginning September 30, 2010 you included in your loans individually evaluated for impairment troubled debt restructurings (TDRs) that are 90 or more days past due. Please tell us and revise to disclose whether you have always classified TDRs as impaired loans. If you did not, please explain to us why not. Additionally, clarify how you measured the allowance for TDRs that were 90 days or more past due prior to the change you made at September 30, 2010 to individually evaluate them for impairment.

Note 5. Loans and Allowance for Loan Loss, page 97

9.   We note your disclosure on page 99 that home equity lines of credit are interest only for a maximum of ten years and then convert to fully amortizing at which time they are included in the home equity loan balance. In addition, we note from your tabular disclosure on page 22 that there were home equity lines of credit in the draw period and originated in 2000 and prior, but were not included in the home equity loans balance. Please clarify for us the terms of the home equity lines of credit including the draw period, when the loans convert to amortizing, and if these terms vary based on year of origination.

Note 15. Commitments and Contingent Liabilities, page 113

10.   We note your disclosure on page 114 that you have a liability for estimated losses on your reinsurance contracts and that you absorb losses in excess of a specified percentage of the principal balance of a given pool of loans, subject to a contractual limit. Also, we note your maximum losses due to these reinsurance agreements were $15.6 million and $15.5 million at September 30, 2010 and March 31, 2011. In an effort to provide transparent disclosures, please tell us and revise to disclose in future filings the following:

- Quantify the specified percentage and contractual limit defined in the contract related to your loss exposure;

- Provide a roll-forward of the liability presenting separate amounts for increases in the reserve due to changes in estimate and new reinsurance agreements and decreases attributable to realization of losses; and

- To the extent that it is at least reasonably possible that exposure to loss exists in excess of the accrued amount, discuss the possible loss, range of loss, or provide explicit disclosure why an estimate cannot be made.

Note 16. Fair Value, page 114

11.   We note your disclosure on page 115 that for some of your available for sale securities you obtain fair value measurement from a third party independent pricing service. Please revise your disclosure in future filings to disclose the extent to which, and how, the information is obtained and used in developing your fair value measurements. In this regard, please disclose the following:

- Disclose the procedures you perform to validate that the prices received from pricing services are consistent with the measurement guidance in ASC 820, and to ensure that you properly classify the assets in the fair value hierarchy;

- Disclose any procedures you perform to formally evaluate the models and assumptions utilized by the pricing services; and

- Explain whether, and if so, how and why, you adjust prices obtained from the independent pricing sources.

12.   We note your disclosure of the carrying amount and estimated fair value of your mortgage loans held for investment at September 30, 2010 and 2009, and that the fair value exceeds the carrying amount at both September 30, 2010 and 2009. We also note your disclosure indicating that fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same maturity. Please tell us why your analysis of the cash flows is based on contractual cash flows for all of the loans instead of expected cash flows. As part of your response, tell us how you believe credit exposure is fully reflected in your fair value analysis.

Definitive Proxy Statement on Schedule 14A
Semi-Annual Performance-based Cash Bonuses for Named Executive Officers, page 18
Long-Term Incentives, page 20

13.   Please provide us with revised disclosure discussing how the Compensation Committee determined: (1) the percentage of the incentive pool and (2) the size of the equity grants awarded to each of your named executive officers. Also, with respect to the equity grants, please provide us with revised disclosure discussing why the Compensation Committee decided to award only restricted stock units to Mr. Ringenbach, while it awarded a combination of stock options and restricted stock units to the other named executive officers.

Director Compensation, page 32

14.   On page 23 you disclose that Mr. Kobak was provided with a car under the company's car program. However, the director compensation table does not reflect any compensation for Mr. Kobak relating to the company's car program. Please explain this apparent inconsistency.

Certain Relationships and Related Transactions, page 37

15.   We note your disclosure that your loans to your insiders are on substantially the same terms as those with "other persons." Please confirm that you provided the correct representation required by Instruction 4(c)(ii) to Item 404(a) of Regulation S-K ("persons not related to the lender") or amend with the required information. In future filings please use the correct language for the representation.

Form 10-Q for the Quarterly Period Ended March 31, 2011
Note 4. Loans and Allowance for Loan Losses, page 9

16.   We note your disclosure on page ten that you will return a loan to accrual status when in your judgment the borrower's ability to make periodic interest and principal payments are back to normal. Please revise the disclosure in future filings to discuss the factors you consider in your decision to return a loan to accrual status. In addition, revise to disclose your policy for determining past due or delinquency status.

17.   We note your disclosure on page 14 that loans are charged off when less than full payment is accepted as satisfaction for a loan; a foreclosure action is completed and the fair value of the collateral received is insufficient to satisfy the loan; management concludes the costs of foreclosure exceed the potential recovery; or, in the case of home equity loans and lines of credit, management determines the collateral is not sufficient to satisfy the loan. Please respond to the following:

• Tell us whether there is any fixed date by which you would charge off the loan – for example, after the loan is 270 days past due;

• Tell us and disclose whether you have experienced longer foreclosure timelines during the past year as a result of some of the foreclosure and servicing problems the industry has faced, and provide disclosure of the effects on your charge-off ratios given your stated policy;

• Given your stated charge-off policy for home equity loans and lines of credit, please clarify if this results in a policy where a portion of the loan is charge-off at a fixed number of days – for example, after the loan is X days past due; and

- Clarify how frequently you conclude that the costs of foreclosure exceed the potential recovery and disclose if these determinations are concentrated in certain geographic loan populations.

18.   We note your disclosures on impaired loans and interest income recognized on page 16, but we were unable to locate all the disclosures required by ASC 310-10-50-15. Please either revise future filings to provide these disclosures or tell us where the following disclosures are located within your filing:

- The policy for recognizing interest income and how cash receipts are recorded (310-10-50-15(b)). As part of your response, please tell us why you have only recognized interest income on impaired loans with an allowance recorded ($2.3 million during the six months ended March 31, 2011) and no interest income for those impaired loans with no related allowance

- The amount of interest income recognized using a cash-basis method, if practicable (310-10-50-15(c)(3)); and

- The factors considered in determining that a loan is impaired (310-10-50-15(e)).

19.   We note your tabular disclosure that you have $345.1 million of recorded investment in impaired loans as of March 31, 2011. We also note that the total of your special mention, substandard and loss loan portfolios at March 31, 2011, as disclosed on page 17, total $279.4 million. Thus, it appears that some of your "pass" rated loans are classified as impaired. We note your disclosure on page 17 that "pass" loans are assets well protected by the current paying capacity of the borrower and the value of the underlying collateral. To the extent the difference between the total of impaired loans and the total of all of your non-"pass" loans relates to performing TDRs, please state that fact and quantify those amounts. To the extent that other factors also drive this difference, please disclose those factors and separately quantify those amounts.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27
Controlling Our Interest Rate Risk Exposure, page 28

20.   We note your disclosure on page 28 that a "SmartRate" borrower with satisfactory payment performance history can relock their interest rate an unlimited number of times at your current rate and fee schedule. Please tell us the following related to this new product:

- Explain in greater detail what satisfactory payment performance history means;

- Tell us if there are factors other than payment history you consider in your determination to revise the interest rate for these loans; and

- Tell us if you obtain updated financial information for the borrower at the time of the modification.

Critical Accounting Policies, page 31
Allowance for Loan Losses, page 31

21.   We note your disclosure that after one year, a loan may no longer be included in the balance of troubled debt restructurings if the loan was modified to yield a market rate for loans of similar credit risk at the time of restructuring and the loan is not impaired based on the terms of the restructuring. Please tell us whether a significant portion of your troubled debt restructurings meet the criteria of having a loan modified at a market rate, and if so, disclose how many of your previous restructurings are no longer classified as troubled debt restructurings.

Item 3. Quantitative and Qualitative Disclosures about Market Risk, page 51

22.   We note that on page 79 of your September 30, 2010 Form 10-K that you indicted that representatives from the OTS who specialize in the measurement of interest rate risk had expressed concern regarding several significant assumptions used in both the OTS model and in your internal model, as well as the reliability of the resulting profiles generated by those models. Your disclosure also noted that in response, you were reassessing the reasonableness of the assumptions, which may result in revisions to reported estimates regarding your interest rate profile. We also note your disclosure on page 29 of your March 31, 2011 Form 10-Q that you engaged a third party to conduct an assessment of your interest rate management policy and as a result of the assessment, you are in the process of implementing a new interest rate risk model to provide more customized analysis. Your disclosure also states that you submitted the third party assessments to the OTS in February 2011. Please respond to the following:

- Tell us whether the OTS has concurred with the changes you have proposed to your model;

- Tell us when you plan to disclose the results of your new interest rate risk model;

- Tell us whether the changes you are making to the model also incorporate the OTS's concerns regarding some of the assumptions you previously utilized; and

- We note that in both your December 31, 2010 and March 31, 2011 Forms 10-Q (page 52 of March 31, 2011 Form 10-Q) your disclosure indicated that the OTS's calculations of the estimated changes in NPV of the Association were not currently available. Please tell us whether you considered disclosing the results on a lagged basis in your Forms 10-Q, or whether you considered providing this information on a Form 8-K once it becomes available.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Stephanie Hunsaker, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sebastian Gomez Abero at (202) 551-3578 with any other questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director